EX 21.1
Subsidiaries of Liberty Energy Inc.
Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary under Rule 1-02(w) of Regulation S-X.

Entity	State or Jurisdiction of Formation
Liberty Oilfield Services LLC	Texas
LOS Leasing Company LLC	Texas
Freedom Proppant LLC	Delaware
LOS Kermit LLC	Delaware
Proppant Express Solutions, LLC	Delaware
LOS Canada Holdings Inc.	British Colombia
LOS Canada Operations ULC	British Colombia